FORM 4

 (X)  Check this box if no longer
        subject to Section 16.  Form 4
        or Form 5 obligations may continue.
        See Instruction 1(b).

                   UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION         _____________________
               WASHINGTON, D.C.  20549              |   OMB APPROVAL      |
                                                    |---------------------|
     STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP   |OMB NUMBER: 3235-0287|
                                                    |EXPIRES:             |
                                                    |   DECEMBER 31, 2001 |
     Filed pursuant to Section 16(a) of the         |ESTIMATED AVERAGE    |
       Securities Exchange Act of 1934,             |BURDEN HOURS         |
      Section 17(a) of the Public Utility           |PER RESPONSE ... 0.5 |
        Holding Company Act of 1935                 |_____________________|
     or Section 30(f) of the Investment
            Company Act of 1940
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1.    Name and Address of Reporting Person

     Markus                         Terry                   A.
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       (Last)                      (First)                    (Middle)

      440 North Orleans
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                                  (Street)
      Chicago                       IL                                  60610
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       (City)                      (State)                      (Zip)
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2.  Issuer Name and Ticker or Trading Symbol

      Prism Financial Corporation / PRFN
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3.  I.R.S. Identification Number of Reporting Person, if an entity
    (Voluntary)

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4.  Statement for Month/Year

      April 2000
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5.  If Amendment, Date of Original (Month/Year)

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6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
    ( X) Director
    ( X) 10% Owner
    ( X) Officer (give title below)
    (  ) Other (specify title below)

      President of Prism Illinois
     ---------------------------------------------

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7.  Individual, or Joint/Group Filing (Check Applicable Line)
    (X) Form filed by One Reporting Person
    ( ) Form filed by More than One Reporting Person

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TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
          OR BENEFICIALLY OWNED
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1.    Title of Security (Instr. 3)

(1)   Common Stock
(2)   Common Stock
(3)   Common Stock
(4)   Common Stock

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2.  Transaction Date (Month/Day/Year)

(1)   March 8, 2000
(2)   March 8, 2000
(3)   April 20, 2000
(4)   April 20, 2000
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3.  Transaction Code (Instr. 8)

(1)   J, V (See Note 1)
(2)   J, V (See Note 1)
(3)   U
(4)   U
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4.    Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)

(1)   D 836,575  (See Note 1)
(2)   A 836,575  (See Note 1)
(3)   D 836,575  $7.50 per share
(4)   D 836,575  $7.50 per share

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5.  Amount of Securities Beneficially Owned at End of Month
    (Instr. 3 and 4)

      0

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6.      Ownership Form: Direct(D) or Indirect(I) (Instr. 4)

(1)   D
(2)   I
(3)   D
(4)   I

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7.  Nature of Indirect Beneficial Ownership (Instr. 4)
      (2) and (4) (See Note 1)
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

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TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY
           OWNED
           (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1.    Title of Derivative Security (Instr. 3)



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2.    Conversion or Exercise Price of Derivative Security

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3.  Transaction Date (Month/Day/Year)

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3.    Transaction Code (Instr. 8)


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5.  Number of Derivative Securities Acquired (A) or Disposed of (D)
    (Instr. 3, 4, and 5)



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7.    Date Exercisable and Expiration Date (Month/Day/Year)


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8.    Title and Amount of Underlying Securities (Instr. 3 and 4)

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9.    Price of Derivative Securities (Instr. 5)

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9.  Number of Derivative Securities Beneficially Owned at End of Month
    (Instr. 4)


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10. Ownership Form of Derivative Security:  Direct(D) or Indirect(I)
    (Instr. 4)



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11. Nature of Indirect Beneficial Ownership (Instr. 4)

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EXPLANATION OF RESPONSES:

Note 1 Terry A. Markus transferred 836,575 shares to the Markus Growth & Retention Fund I LP as a capital contribution. The closing price on Nasdaq for the transfer date was $4.88 per share. Terry A. Markus is the sole general partner.







    /s/ Terry A. Markus                            May 10, 2000
    --------------------------------               ------------
   **  SIGNATURE OF REPORTING PERSON                     DATE

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   ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78ff(a).

  NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE.

  POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.

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